EXHIBIT 4.1

PROMISSORY NOTE

$1,000,000.00	February 1, 2018
Santa Barbara, California

FOR VALUE RECEIVED, CloudCommerce, Inc., a Nevada Corporation (“Issuer”), promises to pay Bradley Parscale, an individual whose mailing address is 321 6th St., San Antonio, TX 78215 (“Holder”), the principal amount of One Million Dollars ($1,000,000.00), with four percent (4%) interest per annum, with this Unsecured Promissory Note (the “Note”) payable as set forth in Section 2 of this Note.

1.         PURPOSE OF NOTE

This Note is issued by Issuer to Holder in connection with the Purchase Agreement dated August 1, 2017 and its First Amendment dated February 1, 2018 (collectively, the Purchase Agreement)”, both of which agreements were entered into by and among the Issuer, the Holder and Parscale Media, LLC (“Parscale Media”). The Note is for the purpose of Issuer’s purchase of 100% membership interest in Parscale Media from Holder.

2.         THE NOTE

The Principal Amount of the Note is One Million Dollars ($1,000,000).  The Consideration of the Note is 100% of the membership interest in Parscale Media (the “Membership Interest”) owned by the Holder. The Holder shall transfer all the Membership Interest to the Issuer at Closing of the Purchase Agreement and its amendments. The Note bears an interest of four percent (4%) per annum. The Principal Amount and accrued and unpaid interest of the Note shall be payable to the Holder in twelve equal installments in the amount of $85,149.90 per month (the “Monthly Payment”) until the Maturity Date. The Monthly Payment is due and payable at the end of each month during the period when the Note is outstanding.

3.         MATURITY DATE

The term of this Note is one (1) year from the issuance of this Note on the date first stated herein. The sum of the Principal Amount and any accrued and unpaid interest of this Note shall be due and payable on February 28, 2019 (the “Maturity Date”).

4.         PREPAYMENT

The Issuer may prepay all or any portion of the Principal Amount and accrued interest of this Note at any time prior to the Maturity Date without penalty or premium.

5.         DEFAULT

5.1       Failure to Pay.  In the event that Issuer fails to make the Monthly Payments as defined in the Note for a period of more than ninety (90) calendar days (the “Cure Period”), the Holder shall have the right to give notice to the Issuer within five (5) calendar days after the end of the Cure Period to notify the Issuer of such failure and reacquire the return of all his membership interest in Parscale Media sold under the Purchase Agreement without any further consideration. In the event that the Holder requests return of his membership interest in Parscale Media as provided in this Section, upon the return of such membership interest, (i) Issuer

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shall have no more obligations to the Holder under the Purchase Agreement (as amended) and the Note shall be deemed cancelled and satisfied and (ii) the Holder is not and will not be obligated to return any Monthly Payments to the Buyer made pursuant to the Note.

6.         GENERAL PROVISIONS

6.1       Medium.  All sums due hereunder shall be paid in lawful money of the United States of America.

6.2       Gender; Number.  In this Note, the singular shall include the plural, each gender shall include the other.

6.3       Waiver. The Issuer, for itself and its legal representatives, successors, and assigns, expressly waives demand, notice of nonpayment, presentment for demand, presentment for the purpose of accelerating maturity, dishonor, notice of dishonor, protest, notice of protest, notice of maturity, and diligence in collection.

6.4       Governing Law.  This Note shall be construed in accordance with the laws of the State of California without giving effect to applicable conflict of law provisions. With respect to any litigation arising out of or relating to this Note, each party agrees that it will be filed in and heard by the state or federal courts with jurisdiction to hear such suits located in Santa Barbara County, California.

6.5       Captions. The section and subsection headings in this Note are included for purposes of convenience and reference only and shall not affect in any way the meaning or interpretation of this Note.

6.6       Collection Costs.  If any action is commenced to construe the terms and conditions of this Note or enforce the rights of the Holder hereunder, the party prevailing in that action shall recover as part of the judgment its entire attorneys' fees and costs in that action, as well as all costs and fees of enforcing any judgment entered therein.

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IN WITNESS WHEREOF, the undersigned Issuer has executed this Note on the date set forth below.

Holder		Issuer
Bradley Parscale		CLOUDCOMMERCE, INC.
a Nevada Corporation
_____________________

______________________
	Name:	Andrew Van Noy
	Title:	Chief Executive Officer

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